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                    U.S. SECURITITES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25
                          NOTIFICATION OF LATE FILLING

                                                Sec. File Number: 0 - 18288

                                                Cusip Number: 254560 10 5

(Check One):   {x} Form 10-K    { } Form 20-F    { } Form 11-K     { } Form 10-Q

               { } Form N-SAR

For Period Ended: April 30, 1999
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{ } Transition Report on Form 10-K
{ } Transition Report on Form 20-F
{ } Transition Report on Form 11-K
{ } Transition Report on Form 10-Q
{ } Transition Report on Form N-SAR

For the Transition Period Ended: ...............................................

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    Nothing in  this form shall  be construed  to imply that  the Commission has verified any information contained herein.

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    If the  notification  relates to a  portion  of  the  filing  checked above, identify the Item(s) to which the notification relates..........................
 ................................................................................
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Part 1 - Registrant Information

         Full Name of Registrant: Direct Connect International Inc.

         Former Name if Applicable:
         .......................................................................

         Address of Principal Executive Office (Street and Number)
         637 Wyckoff Avenue #194, Wyckoff, New Jersey 07481
         .......................................................................

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Part II - Rules 12b-25 (b) and (c)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses.
 ( x }    (b) The subject  annual report,  semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date and
          (c) The accountant's statement or other exhibit required by Rule 12-b-25 (c) has been attached if applicable.

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Part III - Narrative

The  Company's  Annual  Report  on Form 10-K for the fiscal year ended April 30,
1999 (Form 10-K) could not be filed within the prescribed period because the financial statements for the fiscal year ended April 30, 1999 required for inclusion in Form 10-K have not been reviewed by management. Executives of the Company responsible for such review have not been able to review such statements with the Company's auditors. Accordingly, the Company will require additional time for management to discharge its responsibility with regard to reviewing the Form 10-K.

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Part IV - Other Information

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.
     William  B.  Rodman,  Corporate  Secretary,   (201)  445-2101
 ...............................................................................
           (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15 (d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report (s).
                                                         (x)  Yes   ( )  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                                         (x)  Yes   ( )  No


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The  results  of operations  for the  fiscal year ended April 30, 1999 will vary significantly from the corresponding period for the previous fiscal year because of the following:

    The gain on sale of Datatec common stock for the fiscal year ended April 30, 1999 was approximately $550,000 less than the gain for the fiscal year ended April 30,1998. The reduction in gain on sale of Datatec common stock was offset by reductions in general and administrative expenses. Significant variances for the fiscal year ended April 30, 1999 included reductions in bad debt expenses net of recoveries (approximately $360,000) and reduction in compensation expenses (approximately $196,000).


                        Direct Connect International Inc.
 ................................................................................
                  (Name of Registrant as specified in charter)

    has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:     July 29, 1999                     By: /s/ Peter Schneider
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                                                Peter Schneider-President